425 MARKET STREET SAN FRANCISCO CALIFORNIA 94105-2482 TELEPHONE: 415.268.7000 FACSIMILE: 415.268.7522 WWW.MOFO.COM	MORRISON & FOERSTER LLP NEW YORK, SAN FRANCISCO, LOS ANGELES, PALO ALTO, SACRAMENTO, SAN DIEGO, DENVER, NORTHERN VIRGINIA, WASHINGTON, D.C. TOKYO, LONDON, BRUSSELS, BEIJING, SHANGHAI, HONG KONG

July 1, 2011

Ms. Amanda Ravitz, Esq.

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	InvenSense, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed: May 24, 2011
File No.: 333-167843

Dear Ms. Ravitz:

On behalf of InvenSense, Inc. (the “Company”), we submit this letter including responses to comments number 2 and 3 raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated June 9, 2011. The Company intends to respond to the remainder of the Staff’s comments with an amendment to the Registration Statement at a later date. Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

Customers, page 76

2.	Please tell us your basis for including a reference in your prospectus to each of the customers mentioned at the top of page 76.

Response: The Company advises the Staff that the list of customers on page 76 will be updated to include its seven largest customers by revenue for the first quarter of fiscal year 2012. Those customers, in alphabetical order are: Acer Computer, HTC, LG Electronics, Nintendo, RIM, Samsung and Sharp.

Manufacturing, page 77

3.

We note your disclosure that “[i]n contrast to many fabless MEMS companies, which utilize standard process technologies and design rules established by their MEMS foundry partners, we have developed our own proprietary Nasiri

Ms. Amanda Ravitz, Esq.

July 1, 2011

Fabrication platform and collaborated with our foundry partners to install our fabrication technology on their equipment in their facilities solely for manufacturing our products.” Given that you use your proprietary fabrication technology in collaboration with your foundry partners and a majority of your wafers are provided by Taiwan Semiconductor, please discuss the material terms of your agreements with Taiwan Semiconductor and file the agreement as an exhibit to your registration statement or tell us why it is not required to be filed by Regulation S-K Item 601(b)(10).

Response: Even though the Company’s relationship with Taiwan Semiconductor Manufacturing Company (“Taiwan Semiconductor”) is important to the Company, the Company does not believe that its contracts with Taiwan Semiconductor are material contracts that are required to be filed as exhibits to the Form S-1 pursuant to Item 601(b)(10) of Regulation S-K.

While the Company anticipates that the majority of its current, high volume products produced over the remainder of fiscal 2012 will be supplied by Taiwan Semiconductor, several other semiconductor foundries have successfully implemented the Nasiri-Fabrication platform in the past, and have the proven ability to manufacture the Company’s products. The Company is completing qualification of a second major high volume foundry and anticipates that commercial volume shipments from this foundry will begin during fiscal 2013. To highlight the importance of the Company’s relationship with Taiwan Semiconductor, the Company will provide additional disclosure in the risk factor captioned “We rely on a limited number of third parties…” on page 14 of the Registration Statement to address the fact that the Company currently expects Taiwan Semiconductor to manufacture the majority of its products during the current fiscal year and a substantial portion of those products in the next fiscal year.

Despite the fact that the majority of the Company’s products will be manufactured by Taiwan Semiconductor in the near term, the contracts that the Company enters into with Taiwan Semiconductor, and its other foundry partners, are typical, ordinary course agreements that are common in the semiconductor industry. Such agreements are of the type that “ordinarily accompanies the kind of business conducted by the registrant,” within the meaning of Item 601(b)(10)(i) of Regulation S-K. While these agreements govern the relationship between the Company and its foundry partners, they do not constitute a “contract upon which the registrant’s business is substantially dependent,” within the meaning of Item 601(b)(10)(i) of Regulation S-K because: (i) the agreements are not exclusive; (ii) the agreements do not provide for any long term supply commitments; (iii) there are currently more than two suppliers able to use the Nasiri-Fabrication platform; and (iv) the Company believes that it can add additional manufacturing capacity from other suppliers with a nine to 16-month lead time to install and qualify its Nasiri-Fabrication platform with them.

Ms. Amanda Ravitz, Esq.

July 1, 2011

The Company’s agreements with its foundry partners are customary in the semiconductor industry and cover such matters as the processes to be employed in manufacturing, producing test wafers, how forecasts are made and when purchase orders become binding, terms of shipment, packaging, inspection, warranties, a license to the Company to the extent necessary to allow the Company to sell products manufactured using its foundries’ proprietary process technologies, and other similar, routine ordinary course commercial terms. In addition, the agreements provide a license to the Company’s foundry partners for the right to use the Company’s Nasiri-Fabrication platform in manufacturing products for the Company. The terms of this license are also quite typical and ordinary course — the Company’s Nasiri-Fabrication technology is provided to the foundries at no charge for the sole purpose of manufacturing products for the Company and such technology cannot be shared with others. Implementing the Company’s Nasiri-Fabrication platform may require foundries to purchase special equipment and make adjustments to their processing facilities, and the Company has agreed to make payments to foundries to defray part of these costs in advance of commercial production. The amount of these payments is not material to the Company and is generally creditable against future purchase orders from the Company. This sort of license agreement is characteristic of agreements between technology companies and third-party foundries, and the Company respectfully submits that describing its terms and filing the agreements would not provide any material information to potential investors.

The Company is not obligated to purchase a specific volume of products under these agreements, or to deal with either Taiwan Semiconductor or its other foundry partners on an exclusive or semi-exclusive basis. As discussed in the Registration Statement, and in particular in the Risk Factors section, none of the Company’s foundries are obligated to provide the Company with any specific long term capacity commitments. Instead, as is customary in the semiconductor industry, the foundries agree to use reasonable efforts to satisfy rolling 12 month forecasts provided by the Company. Purchases and sales of products are made on a purchase order basis. Because each purchase order is an ordinary course agreement, and the Company is not substantially dependent upon any particular purchase order, the Company submits that its agreements with Taiwan Semiconductor (and with other foundry partners) are not material contracts that would be required to be filed under Item 601(b)(10) of Regulation S-K.

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Ms. Amanda Ravitz, Esq.

July 1, 2011

We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 415-268-7197.

Sincerely,

/s/ John W. Campbell, Esq.
John W. Campbell, Esq.

cc:	Steven Nasiri (InvenSense, Inc.)
Alan Krock (InvenSense, Inc.)
Andrew D. Thorpe, Esq. (Morrison & Foerster LLP)
Aaron J. Alter, Esq. (Wilson Sonsini Goodrich & Rosati)
Jon C. Avina, Esq. (Wilson Sonsini Goodrich & Rosati)